Exhibit 99.3

Webus Signs up to $300 Million XRP Treasury Management Agreement with Top-Tier Manager Samara

Alpha, Making a Major Step in Its XRP Treasury Strategy

Hangzhou, CHINA – June 2, 2025 (GlobeNewswire) -- Webus International Limited (“Webus” or the “Company”) (NASDAQ: WETO), a leading provider of AI-driven mobility solutions specializing in premium, customizable chauffeur services worldwide, today announced the signing of a Delegated Digital-Asset Management Agreement (the “Agreement”) with Samara Alpha Management LLC ("Samara Alpha"), a top-tier SEC-registered investment adviser, establishing a strategic framework for potential future digital asset treasury operations.

Framework for Digital Asset Management

The Agreement establishes Samara Alpha as Webus's exclusive delegated manager for digital assets, with an authorized mandate cap of up to US$300 million. This strategic framework, as mentioned in our press release on May 29, 2025, is designed to provide Webus with institutional-grade infrastructure and expertise for potential future digital asset treasury operations, specifically focused on XRP management.

This Agreement represents a major step in Webus's exploration of innovative treasury strategies, though it is important to note that the Agreement is structured with a phased implementation approach. The management mandate becomes effective only upon Webus's actual transfer of digital assets to designated custody wallets. As of this announcement, no assets have been committed or transferred, and no investment activity has commenced under this framework.

Management Commentary

Mr. Nan Zheng, Chief Executive Officer of Webus, stated, "This Agreement defines a clear structure for trusted digital asset management in the future. As we continue to evaluate innovative approaches to treasury management, establishing this framework with a regulated, institutional-grade partner provides us with strategic optionality while maintaining prudent controls. Samara Alpha brings institutional-grade discipline, and we look forward to activating the mandate when operational needs and funding align."

Mr. Adil Adbulali, Chief Investment Officer at Samara Alpha, added, "We are proud to partner with Webus on this long-term mandate. Our institutional approach to digital asset management combines rigorous risk management with specialized expertise in this evolving asset class. Upon activation, we will deliver secure, regulated infrastructure for responsible crypto asset management, leveraging our experience to provide Webus with professional oversight of their potential future digital asset operations."

About Webus International Limited

Webus International Limited is a recognized provider of AI-driven mobility solutions specializing in premium, customizable chauffeur services for travelers worldwide. Through our innovative "Mobility-as-a-Service" (MaaS) model, we deliver exceptional personalized transportation experiences with our extensive fleet of luxury vehicles and professional chauffeurs.

Our flagship brand “Wetour” specializes in high-end customized travel services, offering airport transfers, intercity transportation, private guided tours, and luxury-chartered services for both leisure and business travelers. Leveraging proprietary technology, our platform integrates real-time AI support with 24/7 multilingual itinerary management, ensuring seamless mobility solutions across all international destinations we serve. For more information, please visit our website at https://ir.wetourglobal.com or www.wetourglobal.com.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company's statements regarding the trading of its ordinary shares on the Nasdaq Capital Market. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com